105th Annual General Meeting of Shareholders

Notes for Remarks by

Richard B. Evans

President and Chief Executive Officer

Alcan Inc.

To the

105th Annual Meeting of Shareholders of Alcan Inc.

Montreal

April 26, 2007

105th Annual General Meeting of Shareholders

Thank you, Yves.

I would like to add my own words of welcome to those of our Chairman.

It is a pleasure to have this opportunity to communicate directly with such a significant cross-section of fellow shareholders, employees, retirees and other Alcan stakeholders – and I thank you for joining us today.

Presentation Outline

Year in Review and First Quarter Results

Globalization — Alcan's Strategy

Emerging Trends in Sustainability and
Climate Change

Summary: Why Alcan?

Over the next 30 minutes, I would like to address three key subjects – and then
conclude with a summary of "Why Alcan?"

First, I will review Alcan's performance during 2006 and the first quarter of 2007;

Second, globalization and Alcan's strategy to create value in existing and emerging
markets and;

Third, emerging trends in sustainability and climate change – and Alcan's approach
to viewing this as an opportunity and not just a threat.

In summary, why Alcan is a desirable investment for our shareholders and an
attractive partner of choice for our employees and other stakeholders.



Alcan's Year in Review

Global Market Overview
Supply and Demand



- World Aluminum Demand Up 6.9% in 2006
- World GDP Up 4%
- Aluminum Growth Outpaces GDP
- China Demand Grows Over 20%

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To help put our 2006 performance in perspective, I will begin with a brief review of market conditions – which were generally supportive in most of the markets in which we participate.

The first half of the year saw overall strong growth in most of the world's economies, including the four largest: the U.S., Japan, Germany and China.

The only notable weakness was in the U.S., as a result of declining auto sales and a sharp downturn in the U.S. housing market in the second half of the year.

World primary aluminum demand grew by a healthy 6.9 percent in 2006, to reach 34.1 million metric tonnes for the year – outpacing global GDP of 4.0%.

The highest aluminum consumption growth rate — approximately 20 percent — was posted by China, which is now the world's largest consumer and largest producer of aluminum.

By contrast, growth in Western world primary demand was less than 1.5 percent in 2006.







Global Market Overview
Supply and Demand

- World Aluminum Supply Growth Down to 6.4%
- Inventories Down by 160 kt in 2006
- Supply at 5.3 Weeks of Shipments

6

On the supply side, growth in world primary aluminum production eased slightly to 6.4 percent in 2006 from 7.0 percent in 2005.

Inventories declined by 160,000 tonnes over the course of 2006 and supplies remained tight, equivalent to approximately 5.3 weeks of shipments at year end.

Incidentally, our current outlook for 2007 is for supply to slightly exceed demand for the year – although inventory – in weeks of supply – is expected to remain near historical lows.

Thus far, this positive outlook is being borne out by the continued strong LME price for primary aluminum.



Market Conditions
Metal Prices

- Sustained Strong Prices
- 2006 Average US$2,593/Tonne
- Up 37% from 2005
- Q1 2007 average US$2,746/Tonne

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As a result of these fundamentals, primary metal prices were strong and demand for engineered and packaging end products was supportive in 2006.

The benchmark LME three-month aluminum price averaged nearly $2,600 per tonne for the year — up 37 percent from 2005.

As mentioned, the price was even firmer in the first quarter of this year – averaging $2,746 per tonne.

As you may know, prices of other base metals rose even more in 2006, with zinc up 133 percent, copper: 91 percent and nickel: 59 percent.

This means that aluminum – although prices were up significantly – improved its competitive position compared to other metals – especially copper, creating good opportunities for aluminum substitution.

It is worth noting that a part of this apparent strength in all metals was simply the weakness in the U.S. dollar, in which these commodities are priced.

Therefore, while the prices are high by historical standards, they are likely to remain so longer – as the entire world cost curve has clearly shifted upward significantly.



2006
A Record Performance

- Record Operating Earnings Per Share
  at US$5.05 from US$2.44 in 2005

- Record Income From Continuing Operations
  at US$4.75 from US$0.40 in 2005

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Alcan was able to capitalize on these strong metal prices and growing end-use markets to meet or exceed all of our key financial targets — and to generate record earnings and operating cash flow in 2006.

Operating earnings per share, which exclude extraordinary and certain foreign exchange items, were a record $5.05 for 2006 versus $2.44 in 2005.

And income from continuing operations increased to a record $4.75 per share from $0.40 in 2005.



2006
A Record Performance

- Operating Cash from Continuing Operations Doubled
  to Over US$3 Billion

- Free Cash Flow at US$690 Million

- Debt-to-Capital Ratio Down to 35%
  - In Q1 2007, Ratio Down Further to 33%

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Operating cash generation from continuing operations approximately doubled to a record of over $3 billion in 2006 — the best in Company history by a substantial margin, and well ahead of our targeted minimum of $2 billion.

Free cash flow in 2006 – after $ 2.1 billion of capital spending – was an outstanding $690 million.

This meant that, in addition to returning capital to investors through a dividend increase and share buyback, we were able to further strengthen Alcan's balance sheet as well as support an aggressive growth investment program.

As of December 31, 2006, our debt-to-capital ratio was on target at 35 percent, down from 40 percent at the end of 2005.

And, as you may have noticed in our first quarter 2007 earnings release Tuesday – that it had further declined to 33 percent by March 31st of this year.



2006
A Record Performance

- Operating Return on Capital Employed Up to 12.3% in 2006
- Best in 20 Years
- Well Above 8.5% Cost of Capital

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Operating Return on capital employed, an important metric for capital markets, has improved from 6.7 percent in 2005 to 12.3 percent in 2006, which represents the best performance in 20 years — and is well above our cost of capital of approximately 8.5%.

2007

First Quarter Highlights



- Record-Breaking US$1.67 Operating Earnings Per Share
- Operating Cash Flow at US$592 Million
- Free Cash Flow at US$195 Million

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I am pleased to note that the Company's excellent earnings performance and cash generation has carried over into 2007.

As reported on Tuesday, Alcan posted record operating earnings per share of $1.67 for the first quarter of 2007, breaking the previous quarterly record of $1.48 set in the second quarter of last year.

Operating cash flow was also extremely positive at $592 million in what is typically the weakest cash flow quarter from a seasonal perspective.

And free cash flow after capital spending was strong at approximately US$195 million.

Delivering Value
to Shareholders



- In Q2 2006, Alcan Shares Hit US$59.20

- Alcan Shares At Near Record Level in Q1 2007

- Alcan Closed Yesterday at US$59.48 —
  an All-Time High

12

I am also pleased to report that the strong earnings and cash flow results have been positively reflected in our share performance.

Alcan shares hit a high of $59.20 on the New York Stock Exchange in the second quarter of 2006 as metal prices peaked above $3,000 on the LME.

Then in the third quarter, our shares dropped sharply – along with shares of other resource industry companies – due to broad-based concerns about a weakening world economy.

However, in the end, the weakness mainly affected the U.S. economy and our shares – together with other resource stocks – have responded positively.

The result is that our shares have once again been tracking at near-record levels on the NYSE and closed yesterday at an all-time high $59.48.

Alcan's Integrated Management System



- *EHS FIRST*
- Value-Based Management
- Continuous Improvement
- Alcan People Advantage

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We believe that one key reason for this consistent strong performance has been the Alcan Integrated Management System — or AIMS — as we know it within Alcan.

The four pillars of AIMS include *EHS FIRST*, Value-Based Management, Continuous Improvement and the Alcan People Advantage.


Global Execution Capability
Through AIMS
Crucial to Alcan's Success
Real Competitive Advantage
New in 2006: Alcan People Advantage
ALCAN
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We believe that AIMS is crucial to our success, in that it gives us the capability to successfully execute our strategy on a global scale.

In the increasingly globalized, and competitive world of the 21st century, AIMS represents a distinct competitive edge.

Wherever we operate in the world, our Company can bring to bear not only capital, but also technological expertise, management know-how, rigorous environment, health, and safety practices, talent management, and a universal code of employee and business conduct.

We added a fourth element, the Alcan People Advantage, in 2006.

This newest pillar of AIMS is enabling us to offer employees greater value in terms of rewarding career opportunities and more secure and stimulating work environments, while in turn, enabling the Company to benefit from highly motivated, competent and engaged employees.

Global Recognition



Robert W. Campbell Award

- For Outstanding Leadership in *EHS FIRST*
- Presented by the United States' National Safety Council

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The success of our *EHS FIRST* initiative has made Alcan a recognized role model in the vital areas of environment, health and safety.

In November of 2006, we received the coveted Robert W. Campbell Award from the United States' National Safety Council, for global leadership in integrating EHS into corporate management systems.

Receiving this award brings Alcan one step closer to realizing the vision in *EHS FIRST,* which is to "be a recognized leader of EHS excellence, in everything we do and everywhere we operate".

Global Recognition



World Environment Center's Gold Medal

- For Exceptional International Corporate Achievement
  in Sustainable Development

- Alcan's Community Investment Program Praised
  for Outstanding Corporate Citizenship

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EHS FIRST is an essential driver of Alcan's broader commitment to sustainability, to increasing the social and economic benefits and reducing the environmental impacts of our activities, as we strive to achieve profitable and sustained growth.

As our Chairman noted, Alcan's leadership continues to attract international recognition from some of the world's most prestigious organizations.

Two weeks from now, we will be traveling to Washington D.C. with fellow directors and colleagues to accept, on Alcan's behalf, the prestigious World Environment Center's Gold Medal for International Corporate Achievement in Sustainable Development.

The World Environment Center's independent jury had particular praise for Alcan's Community Investment Program, which it cited as an exemplary corporate philosophy producing long-term results.

Global Recognition



Global 100

- Alcan Among the 100 Most Sustainable Corporations in the World

- On List for Third Consecutive Year

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Alcan also was named one of the Global 100 Most Sustainable Corporations in the world — for the third consecutive year — by *Corporate Knights* magazine.

Global Recognition



Dow Jones Sustainability Index

- On List for Five Consecutive Years

- "Super-Sector Leader"

And as a member of the Dow Jones Sustainability Indexes for the past five years, Alcan was once again named a "Super-Sector Leader" for 2006 — a category that includes all basic resource companies.



Global Recognition

World's Most Admired Metals Company — Fortune

Alcan Ranked First in Each of the Industry Categories:

- Innovation
- People Management
- Use of Corporate Assets
- Quality of Management
- Financial Soundness
- Long-Term Investment
- Quality of Products/Services
- Globalness
- Community/Environment

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The recognition culminated last month in Alcan being named the world's most admired metals company by *Fortune Magazine* in its annual survey.

More than 16,000 senior executives and directors were interviewed, along with financial analysts, to identify the companies that enjoy the strongest reputations within and across their industries.

Alcan ranked first in the metals industry in each of the key nine evaluated areas: innovation, people management, use of corporate assets, quality of management, financial soundness, long-term investment, and quality of products/services, globalness, and community/environment.

Global Recognition



World's Most Admired Metals Company — Fortune

- Alcan Ranked in the Top 10 Overall

- Ranked Second Overall for Community/
  Environmental Efforts

- Placed Sixth for Globalness

Alcan Named One the 10 "Green Giants" of
the International Business World by Fortune

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• Alcan's overall score placed us within the top 10 of all 1,000 companies that participated

• We were ranked second overall out of the 1,000 companies for our community/environmental efforts

• and sixth for globalness out of the 1,000 companies, recognizing our international presence and capability.

In a follow-up issue of *Fortune*, Alcan also was among 10 "green giants" of the international business world, showcased in *Fortune's* first-ever "green issue".



Alcan's
Board of Directors



Results and recognition awards such as these achieved by Alcan in 2006 can never be realized by one person – or even a small team.

Results at this level can only reflect a total team effort.

And that effort starts with the sound oversight and advice that we receive from our Board of Directors, whom our Chairman has introduced.

And it extends all the way throughout our 430 sites in 61 countries and regions.


Alcan's Most Important Resource
Employees
ALCAN
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Therefore, I would like to take this opportunity to personally thank all 68,000 men and women throughout Alcan for their hard work and commitment in 2006.

The successes of the past year would not have been possible without the outstanding efforts all of our people.

Employees really are the Company's most important asset, and the Alcan People Advantage reflects our commitment to be a preferred employer everywhere we operate.

At this time I would like to introduce to you my colleagues on the Alcan Executive Committee.

The Executive Committee



- **Michel Jacques**
  Senior Vice President, Alcan Inc. and President and CEO
  of Alcan Primary Metal;

- **Christel Bories**
  Senior Vice President, Alcan Inc. and President and CEO
  of Alcan Engineered Products;

- **Ilene Gordon**
  Senior Vice President, Alcan Inc. and President and CEO
  of Alcan Packaging;

- **Jacynthe Côté**
  Senior Vice President, Alcan Inc. and President and CEO
  of Alcan Bauxite and Alumina.

23

Since the last AGM, three of our four business groups have new leaders at the helm:

•Primary Metal is now led by Michel Jacques from Montreal;

•Engineered Products is now led by Christel Bories from Paris;

• Packaging is now led by Ilene Gordon – the newest Business Group President on our team from Paris;

And,

•Jacynthe Côté continues to lead Bauxite and Alumina from Montreal.

The Executive Committee



- **Corey Copeland**
  Senior Vice President, Investor and Corporate Relations,
  Alcan Inc.;

- **David McAusland**
  Executive Vice President, Corporate Development
  and Chief Legal Officer, Alcan Inc.;

- **Jean-Christophe Deslarzes**
  Senior Vice President, Human Resources Alcan Inc.;

- **Michael Hanley**
  Executive Vice President and Chief Financial Officer,
  Alcan Inc.

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As well – in the leadership of our corporate functions – we recently welcomed Corey Copeland, Senior Vice President, Investor and Corporate Relations, to the Executive Committee.

Two other members of the Committee, David McAusland, Executive Vice President, Corporate Development and Chief Legal Officer, and Jean-Christophe Deslarzes, Senior Vice President, Human Resources, have recently taken on additional responsibilities for Government Relations and *EHS FIRST* as well as Sustainability and Corporate Security, respectively.

Michael Hanley, Executive Vice President and Chief Financial Officer, rounds out the Executive Committee with me.



The Executive Committee

Alcan's Leadership Team

I am proud of this dynamic young leadership team — with an average age in their 40s — who have the experience, energy and capabilities required to drive the Alcan's vision forward in 2007 and well into the future.

Please join me in recognizing these members of our Executive Committee.

I would also like to take this opportunity to acknowledge the contributions of two of our former Executive Committee members who retired in the first quarter of 2007: Gaston Ouellet and Daniel Gagnier.



Gaston Ouellet

Gaston's distinguished 40-year career at Alcan centered on the
Human Resources function.

Appointed Vice President, HR, of Alcan Inc. in 1993, he subsequently worked with
four different Chief Executive Officers and four chairmen of the Board of Directors'
HR Committee.

He also was an active member of the executive team responsible for the successful
integration of algroup and Pechiney.

Prior to retirement, Gaston served as President of Alcan France and as a Senior
Vice President of Alcan Inc.



Daniel Gagnier

Dan Gagnier joined Alcan in 1994 as Vice President, Corporate Affairs.

His responsibilities were soon expanded to include environment, occupational health and safety issues on a worldwide basis.

Dan was named Senior Vice President, Corporate and External Affairs, in 2000.

He provided dynamic leadership to our communications, government relations, corporate security and *EHS FIRST* teams and was instrumental in positioning Alcan as a world leader in sustainability and stakeholder relations.



All the Best!

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I am sure everyone here joins me in saluting these two exceptional individuals and wishing them the very best for the future.

Globalization

BRICS and the Developing Economies

Challenges and Opportunities

Alcan's Strategy

Part II

I would now like to give you a brief update on emerging global market trends — in particular, the growing strength of the developing economies – and how Alcan is responding to the challenges and opportunities that they create.

The emerging economies of the so-called BRICS nations — Brazil, Russia, India, China, and South Africa — are the main drivers behind today's global growth and competitiveness.

Shift in World Aluminum Supply



	1980	2006
China	2%	28%
U.S.A.	30%	7%
Europe	22%	12%

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Over the past quarter century, there has been a marked shift toward developing regions in terms of both aluminum supply and demand.

And by far, the key driver of that shift has been — at least up to now — China.

As you can see here, China's share of global aluminum production has increased from 2 percent back in 1980 to more than 28 percent in 2006 — a dramatic 14-fold increase — whereas the U.S. has declined from 30 percent to 7 percent and Europe from 22 percent to 12 percent over the same period.

Global

Aluminum Demand



- Global Aluminum Demand Also Shifted

- China's Demand Up to 25% in 2006 from 4% in 1980

- China Biggest Consumer of Aluminum

A similar shift is evident on the demand side, where Chinese aluminum consumption has also grown dramatically.

Back in 1980, China accounted for only 4 percent of global aluminum consumption. Today, with 25 percent of the world consumption, China has recently surpassed the U.S. as the biggest consumer of aluminum.

While still significant at 22 percent, the U.S. is no longer the world's largest consumer of aluminum; China is. Moreover, global consumption is now much more equally balanced between China, the rest of Asia, Europe, and North America.

Will
China's Growth Last?



- China Still Has Room to Grow
- Strong Growth Potential for Other BRICS Countries

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There has been great concern about the sustainability of China's economic growth.

We believe that it is tracking on a similar path to countries like Japan and Korea that is typical of rapidly industrializing countries. The main difference is one of scale.

This graph shows per-capita aluminum consumption in China compared to developed economies such as the U.S., Germany and Japan.

The implication for growth in demand as China's economy continues to develop are clearly enormous. It could more than triple!

Other developing economies also represent a huge opportunity for increased aluminum consumption.

And this is just for primary aluminum – similar opportunities exist for engineered and packaging end products.

Alcan's business strategy seeks to develop these opportunities, while maintaining our focus on financial discipline.

Alcan's Strategy



- Primary Metal: Build Aggressively on Strengths

- Bauxite and Alumina: Achieve Physical Balance and Lower Costs

- Engineered Products and Packaging: Grow Businesses Profitably

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Simply put, our strategy is to be one of the world's premier materials companies, by:

1) Building aggressively on Alcan's strength in Primary Metal by leveraging   the competitive cost advantages of our technology and power position;

2) Achieving physical balance and lower costs in Bauxite and Alumina; and

3) Growing our Engineered Products and Packaging businesses profitably.

The increased cash-generation capability of today's Alcan allows us to fund an outstanding pipeline of organic growth opportunities and value-enhancing strategic initiatives — all designed to solidify the Company's role as a local leader in its chosen businesses – while maintaining options to return capital to shareholders.

In both Primary Metal and Bauxite and Alumina, we are focused on developing assets in the first quartile of the industry cost curve to sustain our profitability throughout the cycle.



Alcan Primary Metal
Project Pipeline

- Industry's Best Project Portfolio
- Projects to Increase Overall Production by 30%

 

In Primary Metal, we are building on our strengths through a pipeline of attractive projects that will potentially increase Alcan's annual production by 1million tonnes or 30%.

Let's take a trip around the world and look at each of these projects one-by-one.

Alcan Primary Metal
Project Pipeline



Oman — Sohar

- 350-kt/y Smelter Construction on Track
- AP 35 Technology Expected
- On-Line in Mid 2008
- Largest and Longest Potline in the World

 

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Construction of a 350-kt/y joint-venture smelter with dedicated power supply in Sohar, Oman, is on track and proceeding smoothly.

Alcan is the managing partner with a 20-percent equity interest in this project.

This potline – based on our proven AP 35 technology – will be the largest and longest in the world.

With 300 pots in total, each half of the potline is 1.2 kilometers long. It is expected to begin production in mid 2008.

Alcan Primary Metal
Project Pipeline



Jonquiere — AP 50 Pilot Plant

- US$550 Million Pilot Plant Project Moving Forward
- Facility First Ever to Use Leading-Edge AP 50 Technology

 

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Next stop – Quebec – and the Saguenay-Lac St-Jean region.

As announced last December, we are moving ahead with plans to build a US$550-million pilot plant at Jonquière to develop and demonstrate our proprietary AP 50 smelting technology.

This facility, the first of its kind in the world, is expected to produce approximately 60,000 tonnes of aluminum per year and will be the platform for future generations of AP 50 technology.

It is only the first step in a planned 10-year, US$1.8 billion investment program in Quebec's Saguenay–Lac-Saint-Jean region. This overall investment will create 740 highly skilled jobs, in addition to an expected 1,200 to 1,500 jobs during construction.

And importantly to Quebec – and to the Saguenay–Lac St-Jean region – it will also create significant secondary economic benefits for suppliers, universities and communities.

Alcan Primary Metal
Project Pipeline



South Africa — Coega

- Long-Term Energy Agreement Reached
- 720-kt/y Capacity



We have also secured a long-term energy agreement for the proposed 720 thousand tonnes per year, greenfield COEGA smelter in South Africa – using Alcan's AP 35 technology.

We are in discussions with potential partners and are now in a selection process for an EPCM firm to conduct the project's detailed front-end engineering and design.

Alcan Primary Metal
Project Pipeline



Kitimat — Modernization Project

- Constructive Exchanges with Key Stakeholders in B.C.
- Project Expected to Proceed



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In British Columbia, we soon hope to reach the point where we move forward with the announced expansion and modernization of our Kitimat smelter.

We are encouraged by recent constructive exchanges with stakeholders in British Columbia, particularly those in Kitimat and the Northwest region, and I am confident that we will be able to meet the conditions required to proceed with the launch of this project.

Alcan Primary Metal
Project Pipeline



Iceland — ISAL Expansion

- Secured One Block of Energy
- Government Approval for Project
- Ongoing Dialogue with Stakeholders



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Finally, we are currently reviewing our options with regard to the proposed expansion of our ISAL smelter in Iceland.

We already have secured a block of energy and the authorization of the Icelandic Government for this project.

However, in light of a recent evenly split public referendum, we want to ensure that we have the necessary support from the community and other stakeholders in Iceland before making the final decision to proceed.

At this point the project is delayed until we feel that we have the needed community support.

Finally, I should mention that there are a number of other projects that we are pursuing that are not yet public – stay tuned.

Bauxite and Alumina
Project Pipeline



Australia — Gove

- Expanded Operations on Stream in Coming Weeks
- Average Costs Savings of US$30/t
- Increased Output by 1.8 Mt

 

40

Shifting to Bauxite and Alumina, I am pleased to report that the $2.3 billion expansion of Gove's alumina refinery in Australia will begin production within weeks and will ramp up to full production by this time next year.

Gove, which will be coming on stream this quarter, will increase the refinery's output by 1.8 million tonnes to 3.8 million tonnes per year and reduce its cash costs by an average $30 per tonne.

Completion of the Gove project – together with the Alumar expansion in Brazil now in process – will move Alcan from a 'short' to a 'balanced' alumina position, meeting a key strategic objective that will enhance our earnings power in the future.

Bauxite and Alumina
Project Pipeline



- Gove, Australia
- Alumar, Brazil
- Guinea
- Ghana
- Madagascar



And while the Gove and Alumar expansions will bring us into balance, we remain focused on finding and developing future low-cost bauxite and refining projects.

We are in the study stage of a joint-venture bauxite-alumina project in Guinea, in which Alcan would hold a 40 percent interest and for which an investment decision could be made in 2008.

In June 2006, we signed a memorandum of understanding with Ghana regarding the development of a bauxite mine and refinery. A preliminary feasibility study is underway.

And, in the fourth quarter of the year, we signed an MOU to jointly study the development of a bauxite mine and refinery in Madagascar.

Growing Alcan's
Downstream Business
Engineered Products



- Leading Supplier to Aerospace Market
  – Europe and North America

- Pursuing Opportunities in New Geographic Markets
  – Eastern Europe, China and India

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Downstream, our Engineered Products' main focus is on accelerating profitable growth.

To this end, this group has been involved in reinforcing our position in the Aerospace, Transportation and Industrial segments — where Alcan ranks as a leading supplier in both Europe and North America.

In 2006, we invested approximately US$60 million in de-bottlenecking and capacity increases at our Ravenswood facility in the United States, Issoire in France and Sierre in Switzerland to better serve our customers in the extremely tight aerospace aluminum and industrial plate markets.

Another investment in 2006 was the upgrading and de-bottlenecking expansion of our specialty sheet plant at Neuf Brisach in France, which serves the can and automotive industries.



Growing Alcan's
Downstream Business
Engineered Products

- Leading Supplier to Aerospace Market
  - Europe and North America
- Pursuing Opportunities in New Geographic Markets
  - Eastern Europe, China and India
- Meeting Growing Demand for Renewable Energy Sources
- Continued Expansion in Cable and Composites

  

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As I noted earlier, we also are pursuing expansion opportunities in new geographic markets such as Eastern Europe, China and India.

Our initiatives include construction of a $35-million extrusion plant in Slovakia, the recent acquisition of a composites operation in China and the recent opening of an Alcan International Network office in India.

Increased interest in renewable energy sources such as wind power is creating a growing demand for Alcan composites used to manufacture the blades of high-tech windmills.

These are increasingly being seen as an economical source of environmentally friendly, renewable sources of electricity.

As well, Engineered Products is continuing to expand into other product areas that have significant growth potential, particularly in the electrical cable and composites markets.

Growing Alcan's
Downstream Business

Packaging



- Portfolio Restructuring Largely Completed

- Focus on Fewer, Larger, More Specialized Operations

- Expanding Presence in Developing Markets




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At Alcan Packaging, a two-year restructuring of the portfolio was largely completed in 2006. The resulting fewer, larger, more specialized operations are helping improve our profitability.

The Packaging business is now focused on growing market segments where Alcan has competitive advantages in size, scope, technology leadership and longstanding partnerships with key global customers.

For instance, we are investing US$27.5 million in an expansion of our "Pharma Center" in Shelbyville, Kentucky — the only facility in North America dedicated exclusively to pharmaceutical flexible packaging materials.

Alcan Packaging is also expanding its presence in emerging markets such as Russia, where two new plants are under construction; in China, where we already have seven operations; and Mexico, where we have recently acquired a food flexible packaging plant.

In 2006, Alcan Packaging introduced a number of new award-winning packaging solutions, including the *ClearShield™ Shrink Bag* that offers superior puncture resistance for fresh meat products and, in Europe, a new and improved version of the Nespresso coffee capsules, which utilize a unique Alcan-designed membrane to help ensure superior taste.

These are only two examples of many new product solutions which have given Alcan Packaging its established reputation for innovation.

Emerging Trends

Alcan's Commitment
to Sustainability

Social Sustainability

Climate Change

Let me shift now to another important – and emerging – trend.

Today's globalized world has become a world confronted with environmental and social challenges, especially the critical issue of climate change.

Alcan has a proud heritage and a longstanding commitment to sustainability – one that is reflected not only in our values and ethics, but in our operations and business strategy.

We are convinced that there is an increasingly close relationship between the protection of the environment, social economic progress and competitive advantage.

We therefore believe that some of today's risks are also becoming potential future business opportunities.

This is why Alcan is taking sustainability to another level by focusing our strategy on further integrating environmental, social and economic dimensions in our day-to-day decision-making and management processes and systems.

By being proactive and "ahead of the curve" on sustainability, we are striving to be a "shaper" rather than a follower in this important area.



Social Sustainability
A Multi-Stakeholder Approach

- Building Partnerships that Work
- Creating Value Through a Local Multi-Stakeholder Approach

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In addition to environmental and economic considerations, we believe that social considerations are also crucial elements of sustainability.

As a global company, we recognize that we have to adapt our approach to the myriad of different communities in which we operate, without compromising our ethics.

This frequently involves partnering with governments and NGOs in projects whose benefits extend well beyond the mine site or the plant gate.

It is a multi-stakeholder approach to addressing community needs by establishing, sharing and working toward common objectives.

An excellent illustration of this approach is our project in Ghana where Alcan is supporting government efforts to achieve Ghana's Millennium Development Goals through a three-year collaboration.

To learn more about this and our various other initiatives such as the innovative solar cookers that we provide to families in Indonesia, I would encourage you to consult Alcan's Corporate Sustainability Report on our website.

Climate Change



- World Debate Reached Critical Mass
- Potential Risks of Global Warming — Catastrophic

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But let me return to the issue of climate change – a topic that has reached critical proportions in terms of public debate — and in terms of political consequences.

In fact, this issue emerged as <u>the</u> theme of this year's World Economic Forum in Davos.

Experts are now predicting that the next generation will face severe – even catastrophic – consequences from only a 2-degree centigrade increase in temperature.

This chart from the McKinsey Consulting Group shows the projected impacts if the planet's temperature were to increase between one and three degrees by 2080.

You may be surprised that the mortality impact of the often talked-about risk of coastal flooding may be minor compared to the much greater mortality impacts of disease and fresh water shortages.

Targeting Climate Change
at Alcan



- Since 1990 :
  - Total Emissions Intensity Down by 25%
  - PFC Emissions Intensity Down by 80%
  - Increased Production by 40%

For some time now, Alcan has been an active participant and an industry leader in the climate change debate.

As we have become increasingly aware of the risks associated with climate change, we have also become more aware of the opportunities.

Let me say a few words about what Alcan has been doing to address climate change.

Between 1990 and 2005, Alcan succeeded in reducing its primary aluminum emission intensity by 25 percent, while increasing our primary aluminum production by 40 percent. During that same period, we reduced PFC emissions intensity by 80 percent.

Targeting Climate Change
at Alcan



- Since 1990 :
  - Total Emissions Intensity Down by 25%
  - PFC Emissions Intensity Down by 80%
  - Increased Production by 40%

- TARGET Program Aims to Further Reduce CO_2e Emissions Intensity by 10% Between 2006 and 2010

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Through our TARGET program, we are now aiming for a further 10-percent reduction in direct CO_2 equivalent emissions per unit of production between 2006 and 2010.

Targeting Climate Change
at Alcan



- Most Efficient Technology in the World
- Further Efficiencies Through End-Products in Key Sectors:
  - Transportation
  - Building Applications
- Participating in Public Debate: Joining USCAP

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We plan to achieve this improvement largely through our technology leadership

Alcan's proprietary AP 35 smelting technology is the most energy- and GHG-efficient technology in use in the world today.

But we are not stopping with AP 35 or AP 50.

We are targeting the development a new cell that will further reduce emissions by 20 percent at our Rhônes-Alpes Centre in France.

Increased aluminum recycling, the development and distribution of new projects such as our solar cookers, the efficiency of our aluminum fabricating processes, and innovations in the transport and construction sectors are other sources of improvement.

But, our involvement goes well beyond our process and product improvements – it also involves being a proactive and constructive participant in the public debate surrounding this issue.

Today, I am pleased to announce that Alcan will join the United States Climate Action Partnership — or USCAP — a coalition of leading companies and NGOs that is calling on the U.S. government to quickly enact strong national legislation to achieve significant reductions of greenhouse gas emissions. As representative of the lone Canadian member-company, I am honoured to have accepted an invitation to serve on USCAP's Executive Board.

At Alcan, we believe that an emission-trading system, if well designed, is one of the essential strategies to address the undesirable impacts of climate change. But in order for this approach to function properly, clear and consistent rules are required around the world. We look forward to working together with our colleagues in USCAP to achieve this.



Competitive Advantage and Environment
Everything is Linked

New Turbine at Shipshaw Station

- US$132 Million Investment
- Clean Renewable Energy
- Leveraging Alcan's Competitive Advantage



However, we realize that informed public policy will take time to have the desired positive effect. We are also committed to acting – and not just talking.

Therefore, in line with Alcan's strategy for profitable growth, we are pleased to also announce today that we will be investing US$132 million in the construction of a new high-efficiency turbine at our Shipshaw hydroelectric station.

This investment will add a new 225 megawatt turbine to our overall generating facilities and will allow us to meet our commitment of providing 150 megawatts of backup peaking capacity to Hydro-Québec.

This new turbine improves our generating efficiency and our competitive cost position of a clean renewable power resource, and is part of the $1.8 billion dollar investment commitment announced in December of last year.



Summary: Why Alcan?

In closing, I would like to summarize why Alcan is a good investment for our shareholders – and a good partner for all our other stakeholders.



Delivering

Sustainable and Profitable Growth

- Demonstrated Execution — AIMS
  - Record Financial Results
  - Robust Earnings Power

- Sound Strategy for a Changing World
  - Outstanding Growth Opportunities
  - Financial Strength and Flexibility

- Sustainable Growth
  - Building Strong Relationships with Stakeholders
  - Unwavering Commitment to Addressing Climate Change

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Through the record financial results and robust earnings power demonstrated in 2006, we have proven our ability to successfully execute our strategic plans.

With the best growth prospects in the aluminum industry as well as the human, technological, financial resources to realize them, our strategy is built to create even more value in a changing world.

And finally – and perhaps most important of all – we realize that long-term shareholder value is only maximized by building strong and lasting relationships with all stakeholders – and by addressing, rather than ignoring, critical issues.



Liée à nos communautés

Linked to Our Communities

Thank you.